OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CDC Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
62022L 10 6
(CUSIP Number)
March 29, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)(1)

     ☑ Rule 13d-1(c)(1)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________

(1) This Schedule 13G is being filed by Jayhawk Capital Management, L.L.C. under Rule 13d-1(b). The other reporting persons listed herein are filing this Schedule 13G under Rule 13d-1(c).

CUSIP No.	G2022L 10 6

1	NAMES OF REPORTING PERSONS: Jayhawk China Fund (Cayman), Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0170144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,147,943

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		6,147,943

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,147,943

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	G2022L 10 6

1	NAMES OF REPORTING PERSONS: Jayhawk Capital Management, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	48-1172612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,147,943(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		6,147,943(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,147,943

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA
_____________________

(1)The shares listed are owned directly by Jayhawk China Fund (Cayman), Ltd. (“JCF”). The relationship of the parties filing this Schedule 13G is described in item 4.

CUSIP No.	G2022L 10 6

1	NAMES OF REPORTING PERSONS: Kent C. McCarthy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,147,943(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		6,147,943(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,147,943

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

____________________

(1)The shares listed are owned directly by JCF. The relationship of the parties filing this Schedule 13G is described in item 4.

     This Schedule 13G is being filed jointly by Kent C. McCarthy, Jayhawk Capital Management, L.L.C. (“JCM”) and Jayhawk China Fund (Cayman) Ltd. (“JCF”) to report the ownership of more than 5% of the Issuer’s Class A Common Stock (the “Common Stock”).

Item 1(a).	Name of Issuer:

CDC Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite I, 5/F. Building A
East Gate Plaza
9 Dongzhong Street, Dongcheng District
Beijing 100027
People’s Republic of China

Item 2(a).	Name of Persons Filing:

Jayhawk China Fund (Cayman), Ltd.
Jayhawk Capital Management, L.L.C.
Kent C. McCarthy

Item 2(b).	Address of Principal Business Office:

5410 West 61st Place, Suite 100
Mission, Kansas 66205

Item 2(c).	Citizenship:

Jayhawk China Fund (Cayman), Ltd. is a Cayman Islands entity.
Jayhawk Capital Management, L.L.C. is a Delaware limited liability company.
Kent C. McCarthy is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

G2022L 10 6

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☑*	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

*	JCM is registered in Kansas as an investment advisor. This Item 3 is not applicable to Mr. McCarthy or JCF.

Item 4.	Ownership:

(a)	Amount beneficially owned: JCF owns directly the 6,147,943 shares of Common Stock reported herein. JCM is the manager and investment advisor of JCF, and Mr. McCarthy is the manager of JCM. As a result of the relationship of Mr. McCarthy to JCM and JCM to JCF, each of Mr. McCarthy, JCM and JCF may be deemed to have shared power to vote, or direct the vote of, and dispose, or direct the disposition of, the Common Stock reported herein as held by JCF.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages. (The calculations in Item 11 on the attached cover pages are based on 111,655,585 shares of Issuer Common Stock issued and outstanding as of March 31, 2006 as reported by the Issuer in Form 20-F filed with the Securities and Exchange Commission on June 21, 2006.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote — See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote — See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of — See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of — See the responses to Item 8 on the attached cover pages.

See also the responses to item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Mr. McCarthy is the manager of JCM, which is the manager and investment adviser of JCF, which holds directly the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, JCM, as the reporting person filing pursuant to Rule 13d-1(b), certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, each of JCF and Mr. McCarthy, as the reporting persons filing pursuant to Rule 13d-1(c), certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2007

JAYHAWK CHINA FUND (CAYMAN), LTD.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy
Managing Member of Jayhawk Capital Management L.L.C., Manager of Jayhawk China Fund (Cayman), Ltd.

JAYHAWK CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy
Managing Member of Jayhawk Capital Management L.L.C.

/s/ Kent C. McCarthy
Kent C. McCarthy
Signature Page

INDEX TO EXHIBITS

Exhibit
No.	Exhibit
1	Joint Filing Agreement dated as of April 4, 2007.